Exhibit (a)9


                           OFFER TO PURCHASE ALL
                       OUTSTANDING SHARES OF NOVACARE
                   EMPLOYEE SERVICES, INC. EXTENDED UNTIL
           12 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 18, 1999.


 (King of Prussia, PA, October 18, 1999) New Plato Acquisition, Inc. announced today that the expiration date of its offer to purchase all of the outstanding shares of NovaCare Employee Services, Inc. for a price of $2.50 per share is being extended until 12:00 Midnight, New York City time, on Monday, October 18, 1999.

     As of 5:00 P.M., October 15, 1999, 29,120,146 shares representing 96.2% of the outstanding shares of NovaCare Employee Services, Inc. were tendered.

     The expiration date is being extended to provide additional time for all conditions of the offer to be satisfied.

     For information contact:

     Alan Miller or Jennifer Shotwell
     Innisfree M&A Incorporated
     212-750-5833